Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

November 6, 2012 and the Prospectus dated May 10, 2012

Registration No. 333-181315

November 6, 2012

SUN COMMUNITIES, INC.

PRICING TERM SHEET

7.125% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

This free writing prospectus relates only to the securities described below and should be read together with Sun Communities, Inc.’s preliminary prospectus supplement dated November 6, 2012 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 10, 2012 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein. As used in this free writing prospectus, references to the “Company,” “us,” “our,” or “we” mean Sun Communities, Inc. excluding its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Issuer:	Sun Communities, Inc.

Security:	7.125% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share.

Size:	3,000,000 shares (3,450,000 shares if the underwriters’ option to purchase additional shares is exercised in full) (the “Series A Preferred Shares”); $75,000,000 total (not including the underwriters’ option to purchase additional shares).

Public Offering Price:	$25.00 liquidation preference per share.

Underwriting Discount:	$0.7875 per share; $2,362,500 total (not including the underwriters’ option to purchase additional shares).

Net Proceeds to the Company (before expenses):	Approximately $72,637,500, after deducting the underwriting discount (not including the underwriters’ option to purchase additional shares).

Maturity:	The Series A Preferred Shares will have no maturity date, and we are not required to redeem the Series A Preferred Shares. In addition, we are not required to set apart funds to redeem the Series A Preferred Shares. Accordingly, the Series A Preferred Shares will remain outstanding indefinitely unless we decide to redeem them or, under circumstances where the holders of Series A Preferred Shares have a conversion right, those holders decide to convert them into shares of our common stock.

Trade Date:	November 6, 2012

Expected Settlement Date:	November 14, 2012 (T+5)

Distribution Rate:	Holders of the Series A Preferred Shares will be entitled to receive cumulative cash distributions on the Series A Preferred Shares at the rate of 7.125% per annum of the $25.00 liquidation preference per share (equivalent to $1.78125 per annum per share).

Distribution Payment Dates:	Distributions on the Series A Preferred Shares are payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, or if not a business day, the next succeeding business day. The first distribution on the Series A Preferred Shares sold in this offering will be paid on January 15, 2013. See “Description of the Series A Preferred Shares—Distributions” in the Preliminary Prospectus Supplement.

Optional Redemption:	We may not redeem the Series A Preferred Shares prior to November 14, 2017, except as described under “Special Optional Redemption” and in limited circumstances relating to our continuing qualification as a real estate investment trust. On and after November 14, 2017, we may, at our option, redeem the Series A Preferred Shares, in whole or in part, for cash at any time at a redemption price of $25.00 per share, plus any accumulated and unpaid distributions thereon to, but not including, the redemption date. See “Description of the Series A Preferred Shares—Redemption” and “Description of the Series A Preferred Shares—Restrictions on Ownership and Transfer” in the Preliminary Prospectus Supplement.

Special Optional Redemption:

In connection with a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Shares, in whole or in part, no later than 120 days after the first date on which such Change of Control occurs, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid distributions thereon to, but not including, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), we have timely provided notice of exercise of our redemption rights with respect to the Series A Preferred Shares (whether pursuant to our optional redemption right or our special optional redemption right), the holders of Series A Preferred Shares will not have the conversion rights described below. See “Description of the Series A Preferred Shares—Redemption” and “Description of the Series A Preferred Shares—Restrictions on Ownership and Transfer” in the Preliminary Prospectus Supplement.

Change of Control:	A “Change of Control” means the following events have occurred and are continuing:

•     the acquisition by any “person” or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our shares entitling that person to exercise more than 50% of the total voting power of all of our shares of capital stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the passage of time or occurrence of a subsequent condition); and

•     following the closing of any transaction referred to in the above bullet point, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts), representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT or the NASDAQ Stock Market LLC (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares will have the right, unless, prior to the Change of Control Conversion Date (as defined below), we have timely provided notice of exercise of our redemption rights with respect to the Series A Preferred Shares (whether pursuant to our optional redemption right or our special optional redemption right), to convert some or all of the Series A Preferred Shares held by such holder on the Change of Control

Conversion Date into a number of shares of our common stock, per Series A Preferred Share to be converted, equal to the lesser of:

•     the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per Series A Preferred Share to be converted plus the amount of any accumulated and unpaid distributions thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Share distribution payment and prior to the corresponding Series A Preferred Share distribution payment date, in which case no additional amount for such accumulated and unpaid distribution will be included in this sum) by (ii) the Common Stock Price (as defined below); and

• 1.1925 (the “Share Cap”), subject to certain adjustments,

subject, in each case, to an aggregate cap on the total number of shares of our common stock issuable upon exercise of the change of control conversion right and to provisions for the receipt of alternative consideration as described under “Description of the Series A Preferred Shares—Conversion Rights” in the Preliminary Prospectus Supplement.

If we have timely provided a redemption notice (whether pursuant to our optional redemption right or our special optional redemption right) in connection with a Change of Control, holders of Series A Preferred Shares will not have any right to convert the Series A Preferred Shares in connection with the Change of Control Conversion Right, and any Series A Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” will be the date the Series A Preferred Shares are to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice of occurrence of a Change of Control described above to the holders of Series A Preferred Shares.

The “Common Stock Price” will be: (1) the amount of cash consideration per share of our common stock, if the consideration to be received in the Change of Control by the holders of shares of our common stock is solely cash; and (2) the average of the closing prices per share of our common stock on the NYSE, the NYSE MKT or NASDAQ (or any successor thereto) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of shares of our common stock is other than solely cash. The last reported sale price of our common stock on the NYSE on November 5, 2012 was $41.93 per share.

Use of Proceeds:	We intend to use up to $55.3 million of the net proceeds from this offering to fund the purchase price for the acquisition of four manufactured home communities, which, subject to the satisfaction of the closing contingencies, is scheduled to close by November 15, 2012. We intend to use remaining net proceeds for financing activities, to fund possible future acquisitions of properties and for working capital and general corporate purposes.

Listing / Symbol:	We have filed an application to list the Series A Preferred Shares on the NYSE under the symbol “SUI-PrA”. If the application is approved, trading of the Series A Preferred Shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Shares.

CUSIP / ISIN:	866674203 / US8666742031

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BMO Capital Markets Corp. Janney Montgomery Scott LLC

This communication is intended for the sole use of the person to whom it is provided by the sender. The issuer has filed a registration statement (including the Prospectus and the Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: 800-831-9146) or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322.